Exhibit 99.1

Company Announcement September 13, 2023

Advanced Health Intelligence Ltd selected as finalist for
Singapore Ministry of Health project

Highlights

●	Singapore’s Centre for Healthcare Innovation and Temasek Foundation has selected AHI as a finalist for Singapore’s Healthcare InnoMatch program.

●	AHI was one of 163 registrations from 28 countries and selected as one of 7 finalists.

●	AHI’s final presentation is on September 29 on stage in Singapore, where three winners will be granted a validation project for up to SGD $400,000 with a Ministry of Health (MOH) cluster.

●	Singapore’s Healthcare InnoMatch is a platform that seeks to accelerate the adoption of near-market or market-ready healthcare innovations that are fit for mainstream use.

September 13, 2023, Advanced Health Intelligence Ltd (ASX/NASDAQ: AHI) (“Advanced Health Intelligence”) AHI is proud to announce its selection from 163 registrations from 28 countries as a finalist in the prestigious 2023 InnoMatch program. Singapore’s Healthcare InnoMatch is a platform that seeks to accelerate the adoption of near-market or market-ready healthcare innovations that are fit for mainstream use to bridge the last mile from innovation to adoption at speed at scale. The event is scheduled for September 29, 2023.

This esteemed program is supported by key healthcare organisations in Singapore, including the Singapore National Healthcare Group (NHG), the Singapore National University Health Systems (NUHS), and SingHealth. Singapore’s Ministry of Health established its ‘Healthier SG’ initiative, a long-term, multi-year effort involving substantial financial commitment. The initial setup costs for the program are estimated at S$1 billion over the next three to four years, with an additional annual budget of S$400 million for recurrent costs.

A total of 163 participants from 28 different countries registered for Healthcare InnoMatch in 2023. Following a thorough evaluation process by Cluster Innovation Teams, Synapxe, and Temasek Foundation, 7 of the applicants have been selected as finalists and AHI are proud to announce that AHI is one of the seven selected finalists in this prestigious program. The Finale is scheduled for September 29, 2023, the event will allow AHI to present its ground-breaking biometric health assessment (BHA) solution live on stage, showcasing how it effectively addresses the pressing challenges that Singapore faces across its aging population. Three finalists will be granted a contract with a Ministry of Health cluster to the value of up to SGD $400,000.

Reshaping Preventive Care for a Healthier Population: The landscape of healthcare is evolving rapidly, shifting the focus from healthcare to holistic health, from patients to individuals, and from clinical facilities to community-based care. While the acute care sector has reached maturity and stability, the population health and aged care systems are still developing. In alignment with this paradigm shift, Healthcare InnoMatch aims to spotlight the importance of promoting good health and preventive care beyond the confines of hospitals, extending its reach to encompass the broader community.

Problem Statement: The core challenge addressed by Healthcare InnoMatch is how to harness disruptive innovations to assist not only the healthy population but also those at risk or dealing with illnesses. The goal is to enable comprehensive care models that combat increasing rates of chronic disease and address concerns surrounding an aging population by promoting accessible healthcare options and increasing health literacy.

AHI’s Innovative Solution: AHI has been selected as a finalist in recognition of its innovative approach to addressing these critical challenges. The Company’s solution leverages cutting-edge technology to deliver convenient real-time health insights to support data-driven preventative care to reshape preventive care, ultimately contributing to the establishment of a healthier population. AHI’s live presentation on September 29, 2023, will provide a comprehensive overview of its solution and demonstrate how it aligns with the goals and objectives outlined by Healthcare InnoMatch.

Advanced Health Intelligence Ltd

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951

Email: investors@ahi.tech

Company Announcement September 13, 2023

AHI is honoured to have this opportunity to contribute to the ongoing transformation of healthcare, and it looks forward to sharing its vision and solution with the esteemed audience at the 2023 InnoMatch Awards. With the backing of esteemed institutions like the Singapore Centre for Healthcare Innovation, Singapore National Healthcare Group (NHG), Singapore National University Health Systems (NUHS), and SingHealth, the Company remains committed to advancing the field of population health and preventive care, striving to make a positive and lasting impact on the well-being of individuals and communities.

Scott Montgomery, CEO of AHI, said:

“I am thrilled AHI is a finalist in the prestigious 2023 InnoMatch Awards, presented by the Singapore Centre for Healthcare Innovation and supported by Singapore’s leading healthcare organisations. I will be taking the stage representing our entire team’s efforts on September 29 to showcase our ground-breaking Biometric Health Assessment (BHA), an innovation that is not only cutting-edge but proprietary to AHI.

While we are confident that our approach can help address some of Singapore’s urgent healthcare challenges alone, we look forward to sharing the stage with other pioneering organisations. Should we win, this will be the first government deployment for AHI and sets the scene for other forward-thinking governments around the world.”

AHI’s Unique Position: Introducing the AHI BHA Solution

In response to the problem statement outlined by Healthcare InnoMatch, AHI introduced its Biometric Health Assessment (BHA), a ground-breaking solution uniquely poised to address the myriad of challenges faced in healthcare and well-being. BHA represents a fusion of machine learning trained from peer-reviewed scientific risk classifications and markers combined with real-world clinical data. This is designed to work towards the common goals of population health improvement and early identification of chronic diseases.

Addressing the Comprehensive Care Model: AHI’s BHA is not merely a technological solution; it’s an integral part of a comprehensive care model that healthcare and social service providers can quickly adopt.

With the BHA’s real-time multi-tiered assessment, healthcare providers can obtain estimates of essential vitals, biomarkers and risk indicators without physical examination, enabling immediate and informed care in both virtual and traditional environments. Whether it’s a primary care consultation or triage, BHA’s intuitive insights can guide healthcare professionals in remote settings, thereby wholly aligning with the objectives of Healthcare InnoMatch.

Robust Clinical Evidence and Data-Driven: To meet the stringent criteria of Healthcare InnoMatch, AHI’s BHA has undergone rigorous testing by our Medical and Labs team. It incorporates robust clinical evidence and is calibrated using real-world data, ensuring that the risks identified are robust and can be trusted while being innovative and efficacious. Our research partnerships with academic and clinical organisations provide a continuous feedback loop, allowing the BHA to evolve and improve over time.

Versatility Across Diverse Health Contexts: Elevating Population Care Through BHA’s Multifaceted Approach; The BHA’s inherent versatility positions it as a transformative force in healthcare, making it particularly suited for broad-scope population care initiatives such as the reasoning behind InnoMatch 2023.

By seamlessly transmitting crucial data to healthcare providers through an individual’s smartphone, The BHA revolutionises the way care strategies are designed and implemented. This technology aids clinicians in crafting targeted interventions for chronic conditions, thus aligning perfectly with the fundamental objectives behind InnoMatch’s call for innovation.

The BHA offers a comprehensive evaluation that extends beyond medical disease risk criteria to incorporate psychological dimensions, establishing it as an integrative preventive care and disease management tool.

AHI’s BHA is perfectly poised to help achieve the goals set by Healthcare InnoMatch by delivering comprehensive, personalised, and evidence-based care solutions. AHI looks forward to the opportunity to demonstrate the transformative capabilities of BHA at the 2023 InnoMatch Awards, further contributing to the advancement of population health and well-being.

Advanced Health Intelligence Ltd

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951

Email: investors@ahi.tech

Company Announcement September 13, 2023

The final event for Healthcare InnoMatch 2023 is scheduled for September 29, 2023, from 9:00 AM to 1:30 PM SGT at the Centre for Healthcare Innovation Level 4 Auditorium in Singapore. This event will feature presentations by the seven finalists, including AHI, showcasing their innovative biometric health assessment solution to transform healthcare and promote sustainable, person-centric care models in the community.

*The Board of Advanced Health Intelligence Ltd has approved this announcement.

For more information, contact:

Scott Montgomery Chief Executive Officer Advanced Health Intelligence Ltd E: admin@ahi.tech	Vlado Bosanac Founder/Head of Strategy Advanced Health Intelligence Ltd E: admin@ahi.tech

About Advanced Health Intelligence Ltd

Advanced Health Intelligence Ltd (‘AHI’) delivers scalable health assessment, risk stratification and digital triage capabilities to healthcare providers, insurers, employers, and government agencies worldwide via our proprietary technology and processes.

Since 2014, AHI has been delivering Health-tech innovation via a smartphone, starting with the world’s first on-device body dimensioning capability. AHI has developed a patented technology, showcasing the next frontier in digitising healthcare with a suite of componentised solutions, culminating in:

●	Body dimension and composition assessment to identify the comorbidities of obesity, such as diabetes risk estimates.

●	Blood biomarker prediction, including HbA1C, HDL, LDL, and 10-year mortality risk.

●	Transdermal Optical Imaging to return vital signs and cardiovascular disease risk estimates.

●	On-device dermatological skin identification across 588 skin conditions across 133 categories (Inc. Melanoma); and

●	Assisting partners in delivering personalised therapeutic and non-therapeutic health coaching to improve daily habits and build health literacy.

Our world-class team of subject matter experts in machine learning, AI, computer vision, and medically trained data scientists ensure that AHI’s technology is at the forefront of innovation and the needs of our consumers.

With a focus on impact at scale, AHI is proud to showcase this milestone in digital healthcare transformation, delivering a biometrically derived triage solution accessible on and via a smartphone. With these advanced technologies, AHI helps its partners identify risks across their consumers and triage them into right-care pathways for proactive health management at a population scale.

For more information, please visit: www.ahi.tech

Advanced Health Intelligence Ltd

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951

Email: investors@ahi.tech

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